Exhibit 99.2

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the partnership agreement of Atlas Resource Partners, L.P. (“we,” “us,” and “our”). We will provide holders of our securities with a copy of our partnership agreement upon request at no charge.

Organization and Duration

Our partnership was formed in October 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is to engage in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner will not cause us to engage in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the production of natural gas and oil, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “Our Cash Distribution Policy.”

Capital Contributions; No Dilution of Class A Units; One-to-One Ratio Between Class A Units and Common Units

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

The class A units are entitled to 2% of all distributions that we make prior to our liquidation. The 2% sharing ratio of the class A units will not be reduced if we issue additional equity securities in the future. Because the 2% sharing ratio will not be reduced if we issue additional equity securities, and in order to ensure that each class A unit represents the same percentage economic interest in us as one common unit, if we issue additional common units, we will also issue to our general partner, for no additional consideration and without any requirement to make a capital contribution, an additional number of class A units so that the total number of outstanding class A units after such issuance equals 2% of the sum of the total number of common units and common unit equivalents and class A units after such issuance.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units. Except as set forth below, Class B Preferred Units (“Class B Units”), Class C Preferred Units (“Class C Units”), Class D Preferred Units (“Class D Units”) and Class E Preferred Units (“Class E Units”) have no voting rights.

In voting their common units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The holders of a majority of the common units represented in person or by proxy shall constitute a quorum at a meeting of such common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional partnership securities	No approval right. See “—Issuance of Additional Securities.”

Amendment of our partnership agreement

Certain amendments may be made by our general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority or, if any amendment could adversely affect their rights, the approval by a majority of the Class B or Class C Units or the approval by two-thirds of the Class D Units or Class E Units. See “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “—Merger, Consolidation, Conversion, Sale or Other Disposition of Our Assets.”

Dissolution of our partnership	Unit majority and the approval by a majority of the Class B and Class C Units and the approval by two-thirds of the Class D and Class E Units. See “—Termination and Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution.”

Withdrawal of our general partner

Prior to March 13, 2022, under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than two-thirds of the outstanding common units, including common units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest

Our general partner may transfer without a vote of our common unitholders all, but not less than all, of its general partner interest in us to an affiliate or another person (other than an individual) in connection with its merger or consolidation with or into, or sale of all, or substantially all, of its assets, to such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third-party prior to the tenth anniversary of the date of the distribution. See “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval required at any time. See “—Transfer of Ownership Interests in the General Partner.”

The holder of our class A units has all voting rights applicable to the general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that, unless we (through the approval of our general partner) consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any claims, suits, actions or proceedings:

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arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;
•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;
•	asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act; or
•	asserting a claim governed by the internal affairs doctrine;

regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. However, if and only if the Court of Chancery of the State of Delaware dismisses any such claims, suits, actions or proceedings for lack of subject matter jurisdiction, such claims, suits, actions or proceedings may be brought in another state or federal court sitting in the State of Delaware. By acquiring or purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner,
•	to approve some amendments to our partnership agreement, or
•	to take other action under our partnership agreement

constituted “participation in the control” of our business for purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership cannot make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. Moreover, under the Delaware Act, a limited partnership may also not make a distribution to a partner upon the winding up of the limited partnership before liabilities of the limited partnership to creditors have been satisfied by payment or the making of reasonable provision for payment thereof. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a limited partner is liable for the obligations of his assignor to make contributions to the partnership, except such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

We currently conduct business in Alabama, Arkansas, Colorado, Indiana, Kansas, Kentucky, Louisiana, Michigan, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, Virgina, West Virginia and Wyoming. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that we were conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders, subject to the rights of holders of our Class B, Class D Units and Class E Units to approve the creation or issuance of any securities senior to such units. The affirmative vote of the holders of at least 75% of the outstanding Class B Units is required to issue any equity securities ranking senior to, or pari passu with, the Class B Units with respect to liquidation preference or distributions. The affirmative vote of the holders of at least two-thirds of the outstanding Class D Units, voting as a single class and together with holders of any securities not expressly made senior or subordinated to the Class D Units, is required to issue any securities ranking senior to the Class D Units with respect to liquidation preference or distributions. The affirmative vote of the holders of at least two-thirds of the outstanding Class E Units, voting as a single class and together with holders of any securities not expressly made senior or subordinated to the Class E Units, is required to issue any securities ranking senior to the Class E Units with respect to liquidation preference or distributions.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to our common units.

The class A units will be entitled to 2% of all distributions that we make prior to our liquidation, other than distributions we make on our Class D and Class E Units. The 2% sharing ratio of the class A units will not be reduced if we issue additional equity securities in the future. Because the 2% sharing ratio will not be reduced if we issue additional equity securities, and in order to ensure that each class A unit represents the same percentage economic interest in us as one common unit, if we issue additional common units or units convertible into common units, we will also issue to our general partner, for no additional consideration and without any requirement to make a capital contribution, an additional number of class A units so that the total number of outstanding class A units after such issuance equals 2% of the sum of the total number of common units, common unit equivalents and class A units after such issuance.

In addition to the right to receive additional class A units, our general partner will have a limited preemptive right in connection with any issuance by us of additional partnership securities. The right, which the general partner may assign in whole or in part to any of its affiliates, will entitle the general partner to purchase additional units of any securities being sold to third parties, on the same terms as such third parties, in an amount up to the amount necessary to maintain the aggregate ownership percentage of the general partner and its affiliates at the same level before and after such issuance.

Amendment of the Partnership Agreement

General. Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. To adopt a proposed amendment, other than the amendments discussed under “—No Unitholder Approval”, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or
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enlarge the obligations of, restrict in any way any action by or rights of or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or registered office;
•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
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a change that our general partner determines to be necessary or appropriate for us to qualify us or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that we will not be taxed as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

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an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner, or its directors, officers, agents or trustees, from in any manner being subject to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

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an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership securities or options, warrants, rights or appreciation rights relating to partnership securities;

•	an amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
•	any amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;
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any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

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any amendment necessary to require our limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to U.S. federal income taxation on the income generated by us or regarding such limited partner’s nationality or citizenship and to provide for the ability of our general partner to redeem the units of any limited partner who fails to provide such statement, certification or other evidence;

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conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; and

•	any other amendment substantially similar to any of the matters described above.

In addition, our general partner may amend our partnership agreement, without the approval of the unitholders, if our general partner determines that those amendments:

•	do not adversely affect the limited partners in any material respect;
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are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange or interdealer quotation system on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units or to implement the tax-related provisions of our partnership agreement; or
•	are required to effect the intent expressed in this registration statement or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Unitholder Approval. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units if our general partner determines that such amendment will affect the limited liability of any limited partner under Delaware law.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected, or, with respect to our Class D and Class E Units, approval of at least two-thirds of Class D Units or Class E Units, as applicable. Any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding common units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of common units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding common units constitute not less than the percentage sought to be increased.

Merger, Consolidation, Conversion, Sale or Other Disposition of Our Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or any other standard imposed by our partnership agreement, the Delaware Act or applicable law.

In addition, the partnership agreement generally prohibits our general partner, without the prior approval by a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of a unit majority. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger, consolidation or conversion without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in an amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the number of partnership securities to be issued does not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the purpose of that conversion, merger or conveyance is to effect a change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the general partner determines that the governing instruments of the new entity provide the limited partners and the general partner with substantially the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by a unit majority;
•	the entry of a decree of judicial dissolution of our partnership;
•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law; or
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the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in us in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last item above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and
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neither our partnership nor any of our subsidiaries would be taxed as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate liquidate our assets and apply the proceeds of the liquidation as described in “Our Cash Distribution Policy.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to the tenth anniversary of the date of the distribution, without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after the tenth anniversary of the date of the distribution, our general partner may withdraw as our general partner without first obtaining approval from the unitholders by giving 90 days’ written notice. Notwithstanding the information above, our general partner may withdraw as our general partner without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. See “—Transfer of General Partner Interest.”

If our general partner withdraws, other than as a result of a transfer of all or a part of its general partner interest in us, the holders of a unit majority may elect a successor to the withdrawing general partner. If a successor is not elected prior to the effective date of the withdrawal, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority elect to continue the partnership by appointing a successor general partner. See “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of at least 66 2⁄3% of the outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a unit majority, including units held by our general partner and its affiliates. The ownership of more than 33 1⁄3% of our outstanding common units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

In the event of removal of our general partner under circumstances where cause exists or a withdrawal of our general partner that violates our partnership agreement, a successor general partner will have the option to purchase the class A units and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase those interests for their fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If they cannot reach an agreement, an independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree on an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the purchase option is not exercised by either the departing general partner or the successor general partner, the class A units and incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its class A units to:

•	an affiliate of our general partner (other than an individual); or
•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest to another person, prior to the tenth anniversary of the date of the distribution, without the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units to one or more persons without unitholder approval.

Transfer of Ownership Interests in the General Partner

The members of our general partner may sell or transfer all or part of their interest in our general partner without the approval of the unitholders.

Transfer of Incentive Distribution Rights

Our general partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Atlas Energy Group as our general partner or otherwise change the management of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of our common units, that person or group will lose voting rights on all of its units and the common units will not be considered outstanding for the purposes of noticing meetings, determining the presence of a quorum, calculating required votes and other similar matters. This loss of voting rights does not apply to any person or group that acquires the common units from our general partner or its affiliates, any transferees of that person or group approved by our general partner or any person or group who acquires the common units directly from us if our general partner notifies such person or group in writing, in advance, that this limitation will not apply.

Limited Call Right

If at any time our general partner and its affiliates own more than two-thirds of the outstanding common units, our general partner will have the right, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons as of a record date selected by our general partner on at least 10 but not more than 60 days’ notice.

The purchase price is the greater of:

•

the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the limited partner interests of such class over the 20 trading days preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

Except as described above under “—Change of Management Provisions,” unitholders who are record holders of common units on a record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Our general partner does not anticipate that any meeting of common unitholders will be called in the foreseeable future.

Any action that is required or permitted to be taken by the common unitholders may be taken either at a meeting of the common unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of common units necessary to authorize or take that action at a meeting. Meetings of the common unitholders may be called by our general partner or by holders of at least 20% of the outstanding common units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding common units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the common units, in which case the quorum will be the greater percentage.

Except as described above under “—Change of Management Provisions,” each record holder will have a vote in accordance with his percentage interest, although additional limited partner interests having different voting rights could be issued. See “—Issuance of Additional Securities.” Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require any limited partner or transferee to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish this information within 30 days after a request for the information, or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, then the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

In addition, in such circumstance, we will have the right to acquire all (but not less than all) of the units held by such limited partner or non-citizen assignee. The purchase price for such units will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for such purchase, and such purchase price will be paid (in the sole discretion of our general partner) either in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 5% annually and will be payable in three equal annual installments of principal and accrued interest, commencing one year after the purchase date.

Non-Taxpaying Holders; Redemption

If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rate that can be charged to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and
•

permit us to redeem the units at their current market price held by any person whose tax status has or is reasonably likely to have a material adverse effect on our ability to operate our assets or generate revenues from our assets or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status.

A non-taxpaying assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

•	our general partner;
•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;
•

any person who is or was a manager, managing member, officer, director, employee, agent, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any affiliate of our partnership, our subsidiaries, our general partner, any departing general partner;

•

any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as a manager, managing member officer, director, employee, agent, fiduciary or trustee of another person; and

•	any person whom the general partner designates as an indemnitee for purposes of our partnership agreement.

Our indemnification obligation arises only if the indemnified person did not act in bad faith or engage in fraud, willful misconduct or, in the case of a criminal matter, knowledge of the indemnified person’s unlawful conduct.

Any indemnification under these provisions will be only out of our assets. Our general partner will not be personally liable for the indemnification obligations and will not have any obligation to contribute or loan funds to us in connection with it. Our partnership agreement permits us to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us, and our partnership agreement does not place any aggregate limit on the amount of such reimbursements.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial and tax reporting purposes, our fiscal year end is December 31.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist it in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether it supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each partner;
•	a copy of our tax returns;
•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership and related amendments and powers of attorney under which they have been executed; and
•	information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

In our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. There is no limit on the number of times that we may be required to file registration statements pursuant to this obligation. We have also agreed to include any securities held by our general partner or any of its respective affiliates in any registration statement that we file to offer securities for cash, other than an offering relating solely to an employee benefit plan. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

OUR CASH DISTRIBUTION POLICY

Set forth below is a summary of the significant provisions of our partnership agreement that relate to our cash distributions.

General

The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner in its discretion, taking into account the terms of our partnership agreement. Our cash distribution policy reflects a basic judgment, given our current asset base, that our unitholders will be better served by the distribution of our available cash (which is defined in our partnership agreement and is net of any expenses and reserves established by our general partner) than by our retaining such available cash. It is the current policy of our general partner that we should increase our level of cash distributions per unit only when, in its judgment, it believes that:

•	we have sufficient reserves and liquidity for the proper conduct of our business; and
•	we can maintain such an increased distribution level for a sustained period.

The amount of “available cash,” which is defined in our partnership agreement, will be determined by our general partner after the completion of the distribution and will be based upon recommendations from our management. Because we believe that we will generally finance any expansion capital expenditures and investment capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. In addition, because we are not subject to entity-level U.S. federal income tax as a partnership, we have more cash to distribute to you than would be the case if we were subject to U.S. federal income tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash.

Minimum Quarterly Distributions

We currently intend to distribute to the holders of our Class D Units a quarterly distribution of approximately $0.54 per Class D Unit, or approximately $2.16 per Class D Unit per year, to the holders of Class E Units a quarterly distribution of approximately $0.67 per Class E Unit, or approximately $2.69 per Class E Unit per year, to the holders of our Class B Preferred Units on a quarterly basis at least a minimum quarterly distribution of $0.40 per unit, or $1.60 per unit per year, and to holders of our Class C Units on a quarterly basis at least a minimum quarterly distribution of $0.51 per unit, or $2.04 per unit per year, to the extent we have sufficient available cash after we establish appropriate reserves and pay fees and expenses, including payments to our general partner in reimbursement of costs and expenses it incurs on our behalf. Our minimum quarterly distribution is intended to reflect the level of cash that we expect to be available for distribution per common unit, preferred units and class A unit each quarter. There is no guarantee that we will pay the minimum quarterly distribution, or any distribution, in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default or an event of default is existing under our credit agreement.

It is the current policy of our general partner that we should raise our quarterly cash distribution only when our general partner believes that:

•	we have sufficient reserves and liquidity for the proper conduct of our business; and
•	we can maintain such an increased distribution level for a sustained period.

While this is our current policy, our general partner may alter the policy in the future when and if it determines such alteration to be appropriate.

Quarterly Distributions of Available Cash

Our partnership agreement requires that we make distributions of all available cash (as defined in our partnership agreement) within 45 days after the end of each quarter, beginning with the quarter ending March 31, 2012, to holders of record on the applicable record date.

For these purposes, “available cash” generally means, for any of our fiscal quarters:

•	all cash on hand at the end of the quarter (including amounts available for working capital purposes under a credit facility, commercial paper facility or other similar financing arrangement),
•	less the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter in order to:
•	provide for the proper conduct of our business (including reserves for working capital, operating expenses, future capital expenditures and credit needs and potential acquisitions);
•	comply with applicable law and any of our debt instruments or other agreements; or
•

provide funds for distributions to (1) our unitholders for any one or more of the next four quarters or (2) with respect to our incentive distribution rights (provided that our general partner may not establish cash reserves for future distributions on our common units and class A units unless it determines that the establishment of such reserves will not prevent us from distributing the minimum distribution on all common units and class A units);

•

plus, if our general partner so determines, all or any portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are borrowings that are made under our credit facility or another arrangement and used solely for working capital purposes or to pay distributions to unitholders.

Operating Surplus and Capital Surplus

General

All cash we distribute to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus

Operating surplus generally means:

•	$60 million (as described below); plus
•

all of our cash receipts after the separation, including working capital borrowings but excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus
•

cash distributions paid on equity securities that we may issue after the separation to finance all or a portion of the construction, acquisition, development, replacement or improvement of a capital asset (such as equipment or reserves) during the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition, development or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset begins producing in paying quantities, the date it is placed into service or the date that it is abandoned or disposed of; plus

•

cash distributions paid (including incremental incentive distributions) on equity issued to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap arrangements), or to pay construction period distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

•	our operating expenditures (as defined below); less
•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less
•	all working capital borrowings not repaid within 12 months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less
•	any cash loss realized on disposition of an investment capital expenditure.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Operating expenditures is defined in our partnership agreement, and generally means all of our cash expenditures, including but not limited to:

•	taxes;
•	reimbursement of expenses to our general partner and its affiliates;
•	payments made in the ordinary course of business on hedge contracts;
•	director and officer compensation;
•	repayment of working capital borrowings;
•	debt service payments; and
•	estimated maintenance capital expenditures,

Operating expenditures, however, do not include:

•	repayment of working capital borrowings previously deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus when the repayment actually occurs;
•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;
•	expansion capital expenditures;
•	actual maintenance capital expenditures;
•	investment capital expenditures;
•	payment of transaction expenses relating to interim capital transactions;
•	distributions to our unitholders and distributions with respect to our incentive distribution rights; or
•	repurchases of equity interests except to fund obligations under employee benefit plans.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $60 million of cash that we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including in the definition of operating surplus certain cash distributions on equity securities would be to increase operating surplus by the amount of the cash distributions. As a result, we may also distribute as operating surplus up to the amount of the cash distributions we receive from non-operating sources.

None of actual maintenance capital expenditures, investment capital expenditures or expansion capital expenditures are subtracted from operating surplus. Because actual maintenance capital expenditures, investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all of the portion of the construction, acquisition, development, replacement or improvement of a capital asset (such as equipment or reserves) during the period from when we enter into a binding commitment to commence the construction, acquisition, development or improvement of a capital asset or replacement of a capital asset until the earlier to occur of the date any such capital asset is placed into service or the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus (except, in the case of maintenance capital expenditures, to the extent such interest payments and distributions are included in estimated maintenance capital expenditures).

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but expansion capital expenditures, actual maintenance capital expenditures and investment capital expenditures do not.

Maintenance Capital Expenditures

Maintenance capital expenditures are those capital expenditures we expect to make on an ongoing basis to maintain our current production levels over the long term. We expect that a primary component of maintenance capital expenditures will be capital expenditures associated with the replacement of equipment and oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage and other similar assets), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property, including to offset expected production declines from producing properties. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of a replacement asset that is paid in respect of the period beginning on the date that we enter into a binding obligation to commence construction or development of the replacement asset and ending on the earlier to occur of the date the replacement asset is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus. To address this issue, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year. We will make the estimate at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of future estimated maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. Any adjustment to this estimate will be prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;
•

in quarters where estimated maintenance capital expenditures exceed actual maintenance capital expenditures, it will be more difficult for us to raise our distributions above the minimum quarterly distribution, because the amount of estimated maintenance capital expenditures will reduce the amount of cash available for distribution to our unitholders, even in quarters where there are no corresponding actual capital expenditures; conversely, the use of estimated maintenance capital expenditures in calculating operating surplus will have the opposite effect for quarters in which actual maintenance capital expenditures exceed our estimated maintenance capital expenditures; and

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distribution rights.

Expansion Capital Expenditures

Expansion capital expenditures are those capital expenditures that we expect will increase the production of our and gas properties over the long term. Examples of expansion capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interests, or the development, exploitation and production of an existing leasehold interest, to the extent such expenditures are incurred to increase the production of our oil and gas properties over the long term. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of a capital improvement that is paid in respect of the period beginning on the date that we enter into a binding obligation to commence construction or development of the capital improvement and ending on the earlier to occur of the date the capital improvement is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment Capital Expenditures

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of the maintenance of our asset base, but which are not expected to expand our asset base for more than the short term.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by the board of directors of our general partner based upon its good faith determination.

Definition of Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings (including sales of debt securities) other than working capital borrowings;
•	sales of debt and equity securities; and
•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets disposed of in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

We treat all available cash distributed as distributed from operating surplus until the sum of all available cash distributed since we began operations equals our total operating surplus from the date that we began operations until the end of the quarter that immediately preceded the distribution. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes up to $60 million which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and borrowings that would otherwise be distributed as capital surplus. We do not currently anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash from Operating Surplus

We will make distributions of available cash from operating surplus for any quarter in the following manner:

•

first, pari passu (A) to the holders of Class B Units, Class D Units and Class E Units, pro rata, until there has been distributed in respect of each Class B Unit then outstanding an amount equal to $0.40 and in respect of each Class D Unit and Class E Unit then outstanding an amount equal to the quarterly distribution set forth in the certificate of designation for the Class D Units and Class E Units and (B) to the holders of the class A units, pro rata, in an amount equal to 2.0202% of the amount distributed with respect to the Class B Units pursuant to clause (A) above;

•

second, 2% to the holders of our class A units and 98% to the holders of our Class C Units, each pro rata, until there has been distributed in respect of each Class C Unit then outstanding the amount specified in the certificate of designation for the Class C Units;

•

third, to the holders of the incentive distribution rights, (A) 13/85ths of such amount paid pursuant to “second” above that is between $0.46 per outstanding unit for such quarter, which we refer to as the “first target distribution,” and $0.50 per outstanding unit for such quarter, which we refer to as the “second target distribution”; (B) 23/75ths of such amount paid pursuant to “second” above that is between the second target distribution and $0.60 per outstanding unit for such quarter, which we refer to as the “third target distribution”; and (C) 48/50ths of such amount paid pursuant to “second” above that is over the third target distribution for such quarter;

•

fourth, 2% to the holders of our class A units and 98% to the holders of our common units, each pro rata, until there has been distributed in respect of each common unit then outstanding an amount equal to the minimum quarterly distribution for such quarter;

•

fifth, 2% to the holders of our class A units and 98% to the holders of our common units and Class B Units, each pro rata, until there has been distributed in respect of each common unit and Class B Unit then outstanding an amount equal to the first target distribution for such quarter; and

•	after that, in the manner described in “—Incentive Distribution Rights.”

Adjusted operating surplus for any period generally means operating surplus generated during that period, less:

1.	any net increase in working capital borrowings with respect to that period; and
2.	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period,

and plus:

3.	any net decrease in working capital borrowings made with respect to that period;

4.	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; and
5.

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to item 2 above.

Operating surplus generated during a period is equal to the difference between:

•	the operating surplus determined at the end of that period; and
•	the operating surplus determined at the beginning of that period.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing amounts of quarterly distributions of available cash from operating surplus after we have made payments in excess of the first target distribution and the tests described below have been met. Our general partner currently holds all of the incentive distribution rights, but may transfer these rights separately from its general partner interest in us, without the consent of the unitholders.

We will make incentive distributions to the holders of our incentive distribution rights for any quarter in which we have distributed available cash from operating surplus to our unitholders in an amount equal to the first target distribution, as follows:

•

first, 2% to the holders of our class A units and 85% to the holders of our common units and Class B Units, each pro rata, and 13% to the holders of the incentive distribution rights, until there has been distributed in respect of each common unit and Class B Unit then outstanding an amount equal to the second target distribution for such quarter;

•

second, 2% to the holders of our class A units and 75% to the holders of our common units and Class B Units, each pro rata, and 23% to the holders of the incentive distribution rights, until there has been distributed in respect of each common unit and Class B Unit then outstanding an amount equal to the third target distribution for such quarter; and

•	after that, 2% to the holders of our class A units and 50% to the holders of our common units and Class B Units, each pro rata, and 48% to the holders of the incentive distribution rights.

The class A units represent a 2% general partner interest in us, and the holder of such units are entitled to 2% of our cash distributions, without any requirement to make a capital contribution to us. The 2% sharing ratio of the class A units will not be reduced if we issue additional common units in the future. Because the 2% sharing ratio will not be reduced if we issue additional common units, and in order to ensure that each class A unit represents the same percentage economic interest in Atlas Resource Partners as one common unit, if we issue additional common units, we will also issue to our general partner, for no additional consideration and without any requirement to make a capital contribution, an additional number of class A units so that the total number of outstanding class A units after such issuance equals 2% of the sum of the total number of common units and class A units after such issuance.

Right to Reset Incentive Distribution Levels

The holder of our incentive distribution rights, which will initially be our general partner, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right.

Notwithstanding the foregoing, the general partner does not have the right to reset the minimum quarterly distributions payable to holders of our Class B Units or Class C Units without the consent of such holders. Upon a reset of the minimum quarterly distribution amount as set forth herein, holders of Class B Units shall continue to have the right to receive distributions equal to the greater of (i) $0.40 and (ii) the quarterly distribution payable to holders of common units for the most recently completed quarter, in each case multiplied by the number of common units into which such Class B Unit is then convertible, and holders of Class C Units shall continue to have the right to receive distributions equal to the greater of (i) $0.51 and (ii) the quarterly distribution payable to holders of common units for the most recently completed quarter, in each case multiplied by the number of common units into which such Class C Unit is then convertible.

The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of the board of directors of our general partner, at any time when we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels are described below and will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset and there will be no incentive distributions paid under the reset target distribution levels. We anticipate that the holder of our incentive distribution rights would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to such holder.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment of incentive distribution payments based on the target cash distributions prior to the reset, the holder of our incentive distribution rights will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by such holder for the two quarters prior to the reset event, as compared to the average cash distributions per common unit during this period.

The number of common units that the holder of our incentive distribution rights would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to:

•

the average amount of cash distributions received by the holder of our incentive distribution rights in respect of such rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election; divided by

•	the average of the amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per class A unit and common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•

first, 2% to holders of our class A units and 98% to the holders of our common units, each pro rata, until each holder receives an amount per unit equal to 115% of the reset minimum quarterly distribution for that quarter;

•

second, 2% to the holders of our class A units and 85% to the holders of our common units, each pro rata, and 13% to our general partner, until each holder of our class A units and holder of our common units receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•

third, 2% to the holders of our class A units and 75% to the holders of our common units, each pro rata, and 23% to our general partner, until each holder of our class A units and holder of our common units receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 2% to the holders of our class A units and 50% to the holders of our common units, each pro rata, and 48% to our general partner.

The holder of our incentive distribution rights will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

We distribute available cash from capital surplus, if any, in the following manner:

•

first, pari passu (A) to the holders of Class B Units, Class D Units and Class E Units, pro rata, until (i) a hypothetical holder of a Class B Unit acquired on the date the Class B Units were initially issued has received with respect to such Class B Unit, during the period since the date the Class B Units were initially issued through such distribution date, distributions of available cash that are deemed to be capital surplus in an aggregate amount equal to the face value of the Class B Units set forth in the certificate of designation for the Class B Units and (ii) a hypothetical holder of a Class D Unit or Class E Units acquired on the date such units were initially issued has received with respect to such units, during the period since the date the such units were initially issued through such distribution date, distributions of available cash that are deemed to be capital surplus in an aggregate amount equal to the face value of the Class D Units and Class E Units set forth in the certificates of designation for such units, and (B) to the holders of class A units, pro rata, in an amount equal to 2.0202% of the amounts distributed with respect to the Class B Units pursuant to clause (A) above;

•

second, 2% to the holders of our class A units and 98% to the holders of Class C Units, pro rata, until a hypothetical holder of a Class C Unit acquired on the date the Class C Units were initially issued has received aggregate distributions of available cash that are deemed to be capital surplus in an amount equal to the face value of the Class C Units;

•

third, 2% to the holders of our class A units and 98% to the holders of our common units, pro rata, until distributions have been paid on each common unit from capital surplus in an aggregate amount equal to the initial unrecovered unit price (as defined below); and

•	after that, we will distribute all available cash from capital surplus as if it were from operating surplus.

Our partnership agreement treats a distribution from capital surplus as the repayment of an investment in our units, which we refer to as the “unrecovered unit price.” The initial “unrecovered unit price” will be equal to the average of the closing prices of an Atlas Resource Partners common unit on the NYSE for the five trading days immediately following the completion of the distribution. Any distributions from capital surplus after the distribution will reduce the unrecovered unit price. In addition, any distribution of capital surplus will also reduce the minimum quarterly distribution, the first target distribution, the second target distribution and the third target distribution, which we refer to in this document as “target distribution levels.” Each of the target distribution levels will be reduced in connection with a distribution of capital surplus to an amount equal to the then-applicable target distribution level multiplied by a fraction, the numerator of which is the unrecovered unit price immediately prior to such distribution of capital surplus, and the denominator of which is the unrecovered unit price immediately after such distribution of capital surplus.

After the minimum quarterly distribution and the target distribution levels have been reduced to zero, we will treat all distributions of available cash from all sources as if they were from operating surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, our general partner will then be entitled to receive 50% of all distributions of available cash in its capacity as general partner and holder of the incentive distribution rights, in addition to any distributions to which it may be entitled as a holder of units.

Distributions from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjustments made upon a distribution of available cash from capital surplus, we will proportionately adjust the minimum quarterly distribution, target distribution levels and any other amounts calculated on a per unit basis upward or downward, as appropriate, if any combination or subdivision of common units occurs. For example, if a two-for-one split of the common units occurs, we will reduce the minimum quarterly distribution and the target distribution levels.

We will not make any adjustment for the issuance of additional common units for cash or property.

We may also adjust the minimum quarterly distribution and the target distribution levels if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter after that time to amounts equal to the product of:

•	the minimum quarterly distribution and each of the target distribution levels, and
•	one minus the sum of:
•	the highest marginal federal income tax rate which could apply to the partnership that is taxed as a corporation plus
•

the effective overall state and local income tax rate that would have been applicable in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we became taxable as a corporation for federal income tax purposes and subject to a maximum marginal federal, and effective state and local, income tax rate of 40%, then we would reduce the minimum quarterly distribution and the target distribution levels to 60% of the amount immediately before the adjustment.

Distributions of Cash Upon Liquidation

When we commence dissolution and liquidation, we will sell or otherwise dispose of our assets and adjust the partners’ capital account balances to reflect any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law. Then we will pay $26.03 per Class B Unit plus all unpaid distributions to the holders of the Class B Units, and $25.00 per Class D Unit and Class E Units plus all unpaid distributions to the holders of such units, in each case subject to adjustment. Then we will pay $23.10 per Class C Unit plus all unpaid distributions to the holders of the Class C Units, subject to adjustment. After that, we will distribute the proceeds to the other unitholders and our general partner in accordance with their capital account balances, as so adjusted.

We maintain capital accounts in order to ensure that the partnership’s allocations of income, gain, loss and deduction are respected under the Internal Revenue Code. The balance of a partner’s capital account also determines how much cash or other property the partner will receive on liquidation of the partnership. A partner’s capital account is credited with (increased by) the following items:

•	the amount of cash and fair market value of any property (net of liabilities) contributed by the partner to the partnership, and
•	the partner’s share of “book” income and gain (including income and gain exempt from tax).

A partner’s capital account is debited with (reduced by) the following items:

•	the amount of cash and fair market value (net of liabilities) of property distributed to the partner, and
•	the partner’s share of loss and deduction (including some items not deductible for tax purposes).

Partners are entitled to liquidating distributions in accordance with their capital account balances. Upon our liquidation, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

•	first, to our partners who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;
•	second, 2% to the holders of our class A units and 98% to the holders of our common units, each pro rata, until the capital account for each common unit is equal to the sum of:
•	the unrecovered unit price, and
•	the amount of the unpaid minimum quarterly distribution for the quarter during which our liquidation occurs;
•	third, 2% to the holders of our class A units and 98% to holders of our common units, each pro rata, until there has been allocated under this paragraph an amount per unit equal to:
•	the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence, less
•

the cumulative amount per unit of any distribution of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 2% to the holders of our class A units and 98% to the holders of our common units, each pro rata, for each quarter of our existence;

•

fourth, 2% to the holders of our class A units and 85% to the holders of our common units, each pro rata, and 13% to the holders of the incentive distribution rights, until there has been allocated under this paragraph an amount per unit equal to:

•	the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence, less
•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 2% to the holders of our class A units and 85% to the holders of our common units, each pro rata, and 13% to the holder of our incentive distribution rights for each quarter of our existence; and

•

fifth, 2% to the holders of our class A units and 75% to the holders of our common units, each pro rata, and 23% to the holder of our incentive distribution rights, until there has been allocated under this paragraph an amount per unit equal to:

•	the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence, less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that was distributed 2% to the holders of our class A units and 75% to the holders of our common units, each pro rata, and 23% to the holder of our incentive distribution rights for each quarter of our existence; and

•	after that, 50% to the holders of our common units and 2% to the holders of our class A units, each pro rata, and 48% to the holder of our incentive distribution rights.

Upon our liquidation, any loss will generally be allocated to our general partner and the unitholders in the following manner:

•	first, 2% to the holders of our class A units and 98% to the holders of our common units, each pro rata, until the capital accounts of the common unitholders have been reduced to zero; and
•	after that, 100% to our general partner.

In addition, we will make interim adjustments to the capital accounts at the time we issue additional equity interests or make distributions of property. We will base these adjustments on the fair market value of the interests or the property distributed and we will allocate any gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional equity interests or our distributions of property or upon our liquidation in a manner which results, to the extent possible, in the capital account balances of our general partner equaling the amount which would have been our general partner’s capital account balances if we had not made any earlier positive adjustments to the capital accounts.

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment, given our current asset base, that our unitholders will be better served by our distributing our available cash rather than our retaining it. It is the current policy of our general partner that we should increase our level of cash distributions per unit only when, in its judgment, it believes that:

•	we have sufficient reserves and liquidity for the proper conduct of our business, and
•	we can maintain such an increased distribution level for a sustained period.

The amount of available cash will be determined by our general partner for each calendar quarter after the distribution and will be based upon recommendations from our management. Because we believe that we will generally finance any expansion capital expenditures and investment capital expenditures from external financing sources, we believe that our unitholders are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly.

Restrictions and Limitations on Our Ability to Make Distributions

We cannot guarantee that unitholders will receive cash distributions from us or that we can or will maintain any increases in our cash distributions. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•

Other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to our general partner’s authority to establish reserves and other limitations, our unitholders have no contractual or other legal right to receive distributions;

•

Our general partner will have broad discretion to establish reserves for the prudent conduct of our business and for future cash distributions, and the establishment of those reserves could result in a reduction in cash distributions to you from the levels we currently anticipate pursuant to our stated distribution policy. Any determination to establish or increase reserves made by our general partner in good faith will be binding on the unitholders. We intend to reserve a portion of our cash generated from operations to fund our exploration and development capital expenditures. Over a longer period of time, if our general partner does not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay the minimum quarterly distribution from cash generated from operations and would therefore expect to reduce our distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may be considered a return of part of our unitholders investment in us as opposed to a return on our unitholders’ investment;

•

Our ability to make distributions of available cash will depend primarily on our cash flow from operations, which will fluctuate primarily based on commodity prices, production volumes, investor funds raised and the number of wells we drill;

•

Even if we do not modify our cash distribution policy, the amount of distributions we pay and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement, our credit facility and any other debt agreements we may enter into in the future;

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets;
•	If and to the extent our cash available for distribution materially declines, we may reduce our distribution in order to service or repay our debt or fund expansion capital expenditures;
•

Our cash distribution policy is subject to restrictions on distributions under our credit facility and may be subject to restrictions under other debt agreements that we may enter into in the future. If we are unable to satisfy these restrictions, or if a default occurs under our credit facility (including a default of financial and other covenants), we would be prohibited from making cash distributions to our unitholders notwithstanding our stated cash distribution policy;

•

We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including the amount of natural gas and oil we produce, the price at which we sell our natural gas and oil, the level of our operating costs, our ability to acquire, locate and produce new reserves, results of our hedging activities, the number of wells we drill, the amount of funds we raise through our investment partnerships, the level of our interest expense, principal and interest payments on our outstanding debt, tax expenses, and the level of our capital expenditures. Please see the risk factors in the section entitled “Risk Factors” in any prospectus supplement relating to a specific offering of securities, and in our most recent Annual Report on Form 10-K and any Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by us subsequent to such Annual Report on Form 10-K, as the same may be amended, supplemented or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended;

•

Although our partnership agreement requires us to distribute our available cash, our partnership agreement may be amended with the approval of our general partner and a majority of our outstanding common units;

•

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders;

•	If and to the extent our cash available for distribution materially declines, we may reduce our distribution in order to service or repay our debt or fund growth capital expenditures;
•

Our ability to make distributions to our unitholders depends on the performance of our operating subsidiaries and their ability to distribute cash to us. The ability of our operating subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations;

•

All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us equals the cumulative operating surplus from the date that we began operations through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components that represent non-operating sources of cash, including a $60 million cash basket and working capital borrowings. Consequently, it is possible that distributions from operating surplus may represent a return of capital. For example, the $60 million cash basket would allow us to distribute as operating surplus cash proceeds we receive from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, which would represent a return of capital. Distributions representing a return of capital could result in a corresponding decrease in our asset base. Additionally, any cash distributed by us in excess of operating surplus will be deemed to be capital surplus as the repayment of the initial investment in our units, which is similar to a return of capital. Distributions from capital surplus could result in a corresponding decrease in our asset base. We do not currently anticipate that we will make any distributions from capital surplus.

Our Cash Distribution Policy Limits Our Ability to Grow

Because we distribute our available cash, our growth may not be as significant as businesses that reinvest their available cash to expand ongoing operations. If we issue additional limited partnership units or incur debt to fund acquisitions and expansion and investment capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units.

Our Ability to Grow is Dependent on Our Ability to Have Access to External Expansion Capital

Because we expect that we will distribute our available cash from operations to our unitholders each quarter in accordance with the terms of our partnership agreement, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund any expansion and investment capital expenditures and any acquisitions. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations. To the extent that we issue additional units in connection with any expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our distribution levels. There are no limitations in our partnership agreement on our ability to issue additional units, except for the rights of the Class B Units to approve issuances of securities senior to, or pari passu with, such units, and the rights of the Class D and Class E Units to approve issuances of securities senior to such units (See “Our Partnership Agreement—Issuance of Additional Securities”). The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.